`	UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549	OMB APPROVAL
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SCHEDULE 13G
Under the Securities Exchange Act of 1934
(Amendment No. 1)*

Christopher & Banks Corporation
(Name of Issuer)

Common Stock
(Title of Class of Securities)

171046105
(CUSIP Number)

December 31, 2012
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[ ]           Rule 13d-1(b)

[x]           Rule 13d-1(c)

[ ]           Rule 13d-1(d)

___________________________________
* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Trafelet Capital Management, L.P.
2	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) [ ]
(b) [x]
3	SEC Use Only
4	Citizenship or Place of Organization. Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	5 Sole Voting Power 0 shares
6 Shared Voting Power 2,589,917 shares (2,909,917 shares as of the Filing Date) Refer to Item 4 below.
7 Sole Dispositive Power 0 shares
8 Shared Dispositive Power 2,589,917 shares (2,909,917 shares as of the Filing Date) Refer to Item 4 below.
9	Aggregate Amount Beneficially Owned by Each Reporting Person 2,589,917 shares (2,909,917 shares as of the Filing Date) Refer to Item 4 below.
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [ ]
11	Percent of Class Represented by Amount in Row (9)* 7.00% (7.87% as of the Filing Date) Refer to Item 4 below.
12	Type of Reporting Person (See Instructions) PN (Limited Partnership)

1	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Trafelet & Company, LLC
2	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) [ ]
(b) [x]
3	SEC Use Only
4	Citizenship or Place of Organization. Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	5 Sole Voting Power 0 shares
6 Shared Voting Power 2,589,917 shares (2,909,917 shares as of the Filing Date) Refer to Item 4 below.
7 Sole Dispositive Power 0 shares
8 Shared Dispositive Power 2,589,917 shares (2,909,917 shares as of the Filing Date) Refer to Item 4 below.
9	Aggregate Amount Beneficially Owned by Each Reporting Person 2,589,917 shares (2,909,917 shares as of the Filing Date) Refer to Item 4 below.
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [ ]
11	Percent of Class Represented by Amount in Row (9)* 7.00% (7.87% as of the Filing Date) Refer to Item 4 below.
12	Type of Reporting Person (See Instructions) OO (Limited Liability Company)

1	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Remy Trafelet
2	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) [ ]
(b) [x]
3	SEC Use Only
4	Citizenship or Place of Organization. United States
Number of Shares Beneficially Owned by Each Reporting Person With	5 Sole Voting Power 0 shares
6 Shared Voting Power 2,589,917 shares (2,909,917 shares as of the Filing Date) Refer to Item 4 below.
7 Sole Dispositive Power 0 shares
8 Shared Dispositive Power 2,589,917 shares (2,909,917 shares as of the Filing Date) Refer to Item 4 below.
9	Aggregate Amount Beneficially Owned by Each Reporting Person 2,589,917 shares (2,909,917 shares as of the Filing Date) Refer to Item 4 below.
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [ ]
11	Percent of Class Represented by Amount in Row (9)* 7.00% (7.87% as of the Filing Date) Refer to Item 4 below.
12	Type of Reporting Person (See Instructions) IN

Item 1.

(a)	Name of Issuer
Christopher & Banks Corporation
(b)	Address of Issuer’s Principal Executive Offices
2400 Xenium Lane North Plymouth, MN 55441

Item 2.

(a)	Name of Person Filing
Trafelet Capital Management, L.P. Trafelet & Company, LLC Remy Trafelet
(b)	Address of Principal Business Office or, if none, Residence
590 Madison Ave 26th Floor New York, NY 10022
(c)	Citizenship
Trafelet Capital Management, L.P. - Delaware Trafelet & Company, LLC - Delaware Remy Trafelet - United States
(d)	Title of Class of Securities
Common Stock
(e)	CUSIP Number
171046105

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	[ ]	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).
(b)	[ ]	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
(c)	[ ]	Insurance Company as defined in Section 3(a)(19) of the Act
(d)	[ ]	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).
(e)	[ ]	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);
(f)	[ ]	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);
(g)	[ ]	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);
(h)	[ ]	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
(i)	[ ]	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
(j)	[ ]	A non-U.S. institution in accordance with §240.13d–1(b)(1)(ii)(J);
(k)	[ ]	Group, in accordance with §240.13d-1(b)(1)(ii)(K).

Item 4.	Ownership**

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

As of December 31, 2012, Trafelet Capital Management, L.P. owned 2,589,917 shares of Common Stock, which is 7.00% of the Issuer’s outstanding Common Stock.  As of February 14, 2013, Trafelet Capital Management, L.P. owned 2,909,917 shares of Common Stock, which is 7.87% of the Issuer’s outstanding Common Stock.  The percentages herein are calculated based upon the aggregate total of the 36,983,679 shares of Common Stock issued and outstanding as of November 16, 2012, as reported on the Issuer’s Form 10-Q filed with the SEC on December 6, 2012.

(a)	Amount Beneficially Owned**

Trafelet Capital Management, L.P. - 2,589,917 shares (2,909,917 shares as of the Filing Date)
Trafelet & Company, LLC  - 2,589,917 shares (2,909,917 shares as of the Filing Date)
Remy Trafelet  - 2,589,917 shares (2,909,917 shares as of the Filing Date)

(b)	Percent of Class
Trafelet Capital Management, L.P. - 7.00% (7.87% as of the Filing Date) Trafelet & Company, LLC - 7.00% (7.87% as of the Filing Date) Remy Trafelet - 7.00% (7.87% as of the Filing Date)
(c)	Number of shares as to which such person has:
	(i)	sole power to vote or to direct the vote
Trafelet Capital Management, L.P. - 0 shares Trafelet & Company, LLC - 0 shares Remy Trafelet - 0 shares
	(ii)	shared power to vote or to direct the vote

Trafelet Capital Management, L.P.  - 2,589,917 shares (2,909,917 shares as of the Filing Date)
Trafelet & Company, LLC  - 2,589,917 shares (2,909,917 shares as of the Filing Date)
Remy Trafelet  - 2,589,917 shares (2,909,917 shares as of the Filing Date)

	(iii)	sole power to dispose or to direct the disposition of
Trafelet Capital Management, L.P. - 0 shares Trafelet & Company, LLC - 0 shares Remy Trafelet - 0 shares
	(iv)	shared power to dispose or to direct the disposition of

Trafelet Capital Management, L.P.  - 2,589,917 shares (2,909,917 shares as of the Filing Date)
Trafelet & Company, LLC  - 2,589,917 shares (2,909,917 shares as of the Filing Date)
Remy Trafelet  - 2,589,917 shares (2,909,917 shares as of the Filing Date)

**Shares reported herein are held by several private investment funds for which Trafelet Capital Management, L.P. serves as the investment manager.  Trafelet & Company, LLC serves as the general partner of Trafelet Capital Management, L.P. and Remy Trafelet serves as managing member of Trafelet & Company, LLC.  Each of the Reporting Persons disclaims beneficial ownership of the shares reported herein except to the extent of its or his pecuniary interest therein.

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].

Item 6.	Ownership of More than Five Percent on Behalf of Another Person
Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company
Not applicable.

Item 8.	Identification and Classification of Members of the Group
Not applicable.

Item 9.	Notice of Dissolution of Group
Not applicable.

Item 10.	Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

February 14, 2013

TRAFELET CAPITAL MANAGEMENT, L.P.
By: Trafelet & Company, LLC,
its General Partner

By: /s/ Remy Trafelet
Remy Trafelet, Managing Member

TRAFELET & COMPANY, LLC

By: /s/ Remy Trafelet
Remy Trafelet, Managing Member

REMY TRAFELET

By: /s/ Remy Trafelet
Remy Trafelet, Individually